UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1394
(Amendment No. )*

INVESCO S&P 500 PURE VALUE ETF

46137V258

August 31, 2021

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 41653l602
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

Truist Financial Corporation as Parent Holding Company for
Truist Bank, Truist Advisory Services Inc. and Sterling
Capital Management, LLC in various fiduciary capacities.
56-0939887

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization
North Carolina

Number of	5.  Sole Voting Power	               3,590,706.
Shares
Beneficially	6.  Shared Voting Power		           6,101.
Owned by
Each		7.  Sole Dispositive Power             3,565,094.
Reporting
Person With	8.  Shared Dispositive Power	          39,867.

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	   3,606,364.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)
	10.647%

12.  Type of Reporting Person*
	HC / BK / BD / IA




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Item 1.
(a) Name of Issuer:
Invesco Exchange-Traded Fund Trust
(b) Address of Issuer's Principal Executive Offices:
3500 LACEY ROAD
SUITE 700
DOWNERS GROVE IL 60515
800-983-0903

Item 2.
(a) Name of Person Filing:
Truist Financial Corporation as Parent Holding Company for
Truist Bank, Truist Advisory Services Inc and Sterling Capital Management LLC in various fiduciary capacities
(b) Address of Principal Business Office or, if none, Residence:
214 North Tryon Street
Charolotte, NC 28202
(c) Citizenship:
Truist Financial Corporation is a North Carolina Corporation; Truist Bank is a North Carolina banking association; Truist Advisory Services Inc is a Delaware Limited Liability Corporation; Sterling Capital Management is a North Carolina Limited
Liability Corporation.
(d) Title of Class of Securities:
Exchange Traded Fund
(e) CUSIP Number
46137V258

Item 3.	If this statement is filed pursuant to SS240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [X]	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [X]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d) [ ]	Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e) [X]	An investment adviser in accordance with
SS240.13d-1(b)(1)(ii)(E);
(f) [ ]	An employee benefit plan or endowment fund in accordance with
SS240.13d-1(b)(1)(ii)(F);
(g) [X]	A parent holding company or control person in accordance with
SS240.13d-1(b)(1)(ii)(G);
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]	Group, in accordance with SS240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:			 	      3,606,364.
(b) Percent of class:				                10.647%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote		      3,590,706.
(ii) Shared power to vote or to direct the vote		          6,101.
(iii) Sole power to dispose or to direct the disposition of    3,565,094.
(iv) Shared power to dispose or to direct the disposition of     39,867.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company Not applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2021
Date

/s/  Robert R Magill
Signature
Robert R Magill / Vice President
Name / Title







Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28292

September 15, 2021

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by Truist Financial Corporation and its subsidiaries of shares of Hartford Short Duration ETF.

Please call the undersigned at (252) 246-2190 if you have any questions.

Sincerely,


/s/  Robert  Magill
Vice President